53 South Avenue
Burlington, Massachusetts 01803

November 30, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Claire Erlanger and Heather Clark

Re:     Keurig Dr Pepper Inc.
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarter Ended September 30, 2023
Form 8-K furnished October 26, 2023
File No. 001-33829

Dear Sir or Madam:

This letter sets forth the responses of Keurig Dr Pepper Inc. (“KDP” or the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2023 (the “Comment Letter”). For your convenience, we have repeated the comments of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.

References in the “Response:” sections below to “we”, “our”, or “us” refer to Keurig Dr Pepper Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item.  Please apply this comment to both your consolidated and segment results of operations. As an example, your disclosures on page 30 attribute the increase in selling, general and administrative expenses to higher logistics costs, inflation, volume/mix impacts, increases in labor, and unfavorable mark to market losses and only the mark to market loss is quantified.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment and will endeavor in future filings to enhance its discussion by quantifying certain factors that result in material changes to the Company’s consolidated and segment results of operations to the extent such information is both available and appropriate to enhance investors’ understanding of the magnitude and relative impact of each factor.

Presented below for illustrative purposes is an example of the Company’s proposed revised disclosure (comparing the fiscal years ended December 31, 2022 and 2021) that includes enhanced quantitative detail. The revisions are marked with underlines or strikethroughs to facilitate the Staff’s review.

Selling, General and Administrative Expenses. SG&A expenses increased $492 million, or 11.8%, to $4,645 million for the year ended December 31, 2022 compared to $4,153 million in the prior year. The increase primarily reflected higher logistics costs (6.8%), driven by both inflation and volume/mix impacts, increases in labor costs (1.8%) ~~and other operating expense~~s, and an unfavorable comparison of unrealized mark-to-market losses ~~of $55 million~~ on commodity contracts (1.3%).

Supplemental Guarantor Financial Information, page 4

2.We note that the summarized financial information disclosed for the Parent and Guarantors includes net sales, income from operations and net income attributable to KDP.  Please revise your disclosure in future filings to include the disclosure of gross profit.  See Rule 13-01(a)(4) and Rule 1-02(bb)(1)(ii) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company intends to include gross profit within its disclosure of summarized financial information for the Parent and Guarantors (as defined in the relevant filing) in future filings.

Non-GAAP Financial Measures, page 42

3.We note that several of your adjusted measures include an adjustment for productivity. Please tell us the nature of these productivity expenses adjustments and explain to us why you do not believe these costs represent normal operating costs. See Question 100.01 in the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it considered the guidance set forth in Question 100.01 in the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In determining that these productivity adjustments were appropriate, the Company followed a careful and rigorous process, with clear and consistent guidelines, that it uses for all non-GAAP financial presentations. Specifically, the Company has an Adjustment Committee, which includes the Chief Financial Officer and Principal Accounting Officer, that evaluates potential adjustments that may result in the presentation of a non-GAAP financial measure. The Committee uses Question 100.01, along with other relevant rules, regulations and Staff guidance relating to the presentation of non-GAAP financial measures, in determining whether an adjustment is appropriate. The Company defines its productivity adjustment as a group of discrete, non-recurring strategic projects that are transformative in nature and that are expected to generate significant cost savings (productivity) over time. These projects are both expected to occur over a multi-year time period and are outside of the Company’s ordinary business expenses. These productivity expenses are therefore not normal, recurring, cash operating expenses necessary to operate the Company’s business.

The following information is provided to the Staff in response to their comment. Furthermore, the Company will include greater disclosure in future filings to enhance the investors’ understanding of the discrete, non-recurring projects included within its productivity adjustment.

For the year ended December 31, 2022, we had four main projects included within the productivity adjustment. The first project represents the construction of a coffee manufacturing facility comprised of next-generation manufacturing lines utilizing innovative technology never before installed or used by coffee manufacturers. This facility is targeted to save the Company significant production costs and thereby decrease its cost per K-cup pod. These lines are being installed on a phased approach in coordination with the lead times required for assembly and installation associated with a third-party foreign manufacturer. During the COVID-19 pandemic, our third-party manufacturer’s focus shifted to ensuring safety of their workers, combined with mandatory foreign government shut-downs, such that the timeline for completion was significantly delayed. The Company intends to reduce the amount of the adjustment as each line is installed and becomes operational. All manufacturing lines are expected to be completed in 2025.

The second project represents the construction of a beverage manufacturing and distribution facility using next-generation aseptic lines and robotic capabilities. This facility is targeted to save the Company significant production and distribution costs and thereby decrease its overall cost per case. Once the facility is fully operational, which is currently expected in 2023, the adjustment will end.

Our third project relates to consulting fees for strategic initiatives incurred from two external consulting firms to provide specialized expertise for two distinct transformative projects, one related to supply chain strategy and the other to our long-term growth strategy. The expenses incurred in connection with these discrete strategic initiatives are outside of day-to-day business and the projects, by their nature, are not expected to reoccur or be necessary again in the foreseeable future. The majority of the consulting occurred in 2022, with a small tail expected to occur in 2023.

Our fourth project relates to the construction of a second beverage concentrate manufacturing facility, intended to create redundancy to the Company’s single existing plant, coupled with the creation of a procurement center of excellence that reorients the Company’s previous strategy. This second manufacturing facility was located in an international jurisdiction where no operations existed previously. Additionally, this facility is targeted to provide the Company overall cash flow savings. Once the facility is fully operational, which is expected to occur in 2023, the adjustment will cease.

Accordingly, the Company and the Adjustment Committee believes that these adjustments are not normal, recurring, cash operating expenses necessary to operate the Company’s business.

Financial Statements
Notes to Consolidated Financial Statements
3. Goodwill and Other Intangible Assets
Impairment Analysis, page 70

4.We note that you performed an interim impairment analysis as of September 30, 2022, recording a $311 million impairment and also performed your annual impairment analysis as of October 1, 2022, recording a $161 million impairment.  Please address the following:
•Summarize for us the changes in circumstances and/or assumptions that led to the multiple impairment charges over a relatively short period of time.
•Explain the timing for recognizing the $161 million impairment and provide your basis for concluding that this additional impairment did not exist as of September 30, 2022.
•Tell us whether your valuation assumptions changed between your September 30, 2022 and October 1, 2022 impairment tests.

Response:

The Company respectfully acknowledges the Staff’s comment.

Overview:
The Company recorded impairment charges in two different quarters in 2022. The impairment charge in the third quarter of 2022 was identified by a triggering event specific to a singular brand led by margin deterioration and declining performance, which occurred during the quarter as compared to the prior period forecast. As a result of the triggering event identified and subsequent quantitative analysis performed, a $311 million impairment charge was recorded during the third quarter of 2022.

The additional $161 million impairment charge recorded in the fourth quarter of 2022 was identified in our normal annual impairment process driven primarily from increasing discount rate trends related to three of our brands (Schweppes, Crush and SunDrop) as opposed to any specific triggering event(s). The following explanation provides additional detail into these analyses.

Triggering Event Analysis - Third Quarter of 2022:
In accordance with ASC 350-20-35-3C, the Company performed its customary triggering event analysis considering all relevant events and circumstances that could affect the significant inputs used to determine the fair value of its indefinite-lived intangible assets and concluded that the Bai brand exhibited indicators that it was more likely than not impaired. At the end of the first quarter of 2022, the Company renewed its third-party manufacturing agreement for the majority of Bai products, which significantly increased its costs after no changes since 2018. The Company proceeded to increase pricing on Bai beginning in the third quarter of 2022 to offset these and other inflationary cost pressures. After experiencing greater-than-originally-forecasted volume declines starting in the same quarter, these circumstances led to a reevaluation and reduction in Bai’s forecasted future cash flows, which created a triggering event. Once the Company determined that a triggering event had occurred in the period, a quantitative Step 1 analysis was performed for the Bai brand with the assistance of external valuation specialists, which resulted in an impairment charge of $311 million being recorded. No other indefinite-lived intangible assets were determined to be more likely than not impaired as a result of our triggering event analysis, and therefore, a Step 1 quantitative analysis was not deemed to be necessary for any other indefinite-lived intangible assets as of September 30, 2022, in accordance with ASC 350-30-35-18E.

In the overarching triggering event analysis performed as of September 30, 2022, the Company identified the overall challenges in the macroeconomic environment with increases in the treasury yield rates stemming from national supply chain constraints and inflation as a risk. However, in accordance with ASC 350-30-35-18C, we further considered mitigating events such as the Company’s ability to successfully manage these challenges by increasing the prices for its products while maintaining material volumes for all brands (excluding Bai). Additionally, other compensating factors were considered such as (i) the increase in the Company’s market cap between the prior annual impairment testing date of October 1, 2021 and September 30, 2022, and (ii) the headroom on the majority of its indefinite-lived intangible assets. Based on the macroeconomic environment as well as mitigating factors, the Company concluded that the inflationary impact in the overall rising discount rate environment was not considered to be a triggering event requiring further detailed quantitative analysis as of September 30, 2022, as the Company did not believe this singular input used to determine fair value resulted in its brand assets being more likely than not impaired.

Annual Impairment Analysis - Fourth Quarter of 2022:
In accordance with ASC 350-30-35-18, the Company performs impairment tests on goodwill and all indefinite-lived intangible assets annually on October 1. The Company performed a Step 1 quantitative analysis on all of its goodwill and primary indefinite-lived intangible brands during the fourth quarter of 2022, and engaged external valuation specialists to assist in the fair value determinations using market participant assumptions in accordance with ASC 350. No key valuation assumptions changed from September 30, 2022 to October 1, 2022 specific to Bai; however, as a result of the analysis performed, the Company concluded that additional impairment charges of $161 million were necessary for three of its other brands (Schweppes, Crush and SunDrop). The annual impairment charge was primarily driven by an increase in discount rates applied in the fair value analyses due to increased Company-specific forecast risk specific to each brand as compared to the prior year and a higher weighted average cost of capital.

Form 10-Q for the Quarter Ended September 30, 2023

Financial Statements
Notes to Condensed Consolidated Financial Statements
1. General
Reportable Segments, page 8

5.    We note that effective January 1, 2023, you revised your segment structure to align with changes in how the CODM manages the business, assesses performance and allocate resources. We further note that the change resulted in three reportable segments from the former four reportable segments.  Please explain to us in detail, the events that led to the change in reportable segments.  For example, please tell us if there was a change in segment managers that report to the CODM, level of detail of the financial information reviewed by the CODM, or other factors that led to this change.  As part of your response, please also tell us, and revise future filings to disclose, if in this new structure, any operating segments have been aggregated into any of the reportable segments.  See guidance in ASC 280-10-50-21.  If you have aggregated certain operating segments, please provide us with a detailed analysis as to why you believe aggregation is consistent with the criteria in ASC 280-10-50-11.

Response:

The Company respectfully acknowledges the Staff’s comment. The resegmentation occurred at the time of a management transition and reflected the incoming management’s strategic focus for the Company. As previously disclosed, Robert Gamgort returned to the Company as Chief Executive Officer (“CEO”) in November 2022 after the Company’s previous CEO resigned. Mr. Gamgort, as the Company’s singular Chief Operating Decision Maker (“CODM”), evaluated how the Company should be organized and managed to align with his strategic vision, simplify the representation of the Cold business and to more closely reconcile with how investors evaluated the business. In the first few months after returning to the role of CEO, the Company worked to implement changes to the materials reviewed by the CODM, as further discussed below, to align with these views for prospectively managing the business. This new alignment became effective during the first quarter ended March 31, 2023.

In accordance with ASC 280-10-50-1, management determined that the materials reviewed by the CODM to make resource allocation decisions and assess performance contained income statement results specific to the following areas of the Company’s business: Consolidated KDP, U.S. Refreshment Beverages, U.S. Coffee, International, and Unallocated Corporate. Each of these components constitutes a business with revenues and expenses (with the exception of Unallocated Corporate), and has discrete financial information. The Company also considered other types of information the CODM reviews to allocate resources and assess performance in addition to the CODM package such as (1) the level at which budgets are prepared and reviewed, (2) the basis upon which incentive-based compensation is determined, and (3) information provided to the Board. This information is reviewed at the level of U.S. Refreshment Beverages, U.S. Coffee, and International, thus supporting three operating segments going forward.

In accordance with ASC 280-10-50-11, the Company then assessed whether any of the operating segments have the ability to aggregate into a separate set of reportable segments, noting that all aggregation criteria must be met for an entity to aggregate two or more operating segments into a reportable segment. The Company performed an analysis of the criteria to aggregate any of the identified operating segments into a combined reportable segment, but none of the identified operating segments are consistent in terms of business activities or in assisting financial statement users in better understanding KDP’s activities and economic environment. Therefore, none of the Company’s revised operating segments were aggregated into a separate, combined reportable segment hierarchy. Furthermore, as a result of the quantitative threshold tests performed in accordance with ASC 280-10-50-12, the Company concluded that each of the three operating segments, U.S. Refreshment Beverages, U.S. Coffee and International, are considered reportable segments for the purposes of external reporting.

In future filings, the Company intends to clarify that the operating and reportable segments are the same.

7.    Revenue Recognition, page 19

6.    We note that you have changed the level of disaggregation of revenue from five product lines (CSD, NCB, K-Cup pods, Appliances, and Other), to four product lines (LRB, K-Cup pods, Appliances and Other).  Please explain to us why you believe it is no longer useful to disclose the CSD and NCB product lines, or any other product lines, but instead combine them into the LRB line item.  As part of your response, please consider the guidance in ASC 606-10-55-89 through 55-91.

Response:

The Company respectfully acknowledges the Staff’s comment. As the SEC has noted in comment 5 above, effective January 1, 2023, we revised our segment structure to align with changes in how the CODM manages the business, assesses performance, and allocates resources. At that time, we considered the guidance in ASC 606-10-50-6, which requires an entity to disclose sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment, and ASC 606-10-55-90(b), which states that entities shall consider information regularly reviewed by the CODM for evaluating performance of operating segments when determining the appropriate level of disaggregation of revenue. In light of this guidance, we determined that it was appropriate to reconsider the categories selected for our disaggregation of revenue consistent with the change in our segment structure. We considered the guidance in ASC 606-10-55-89 through 55-91 in this assessment.

Specifically, we assessed the available information about our revenues and our financial performance, including disclosures presented outside of the financial statements in earnings releases, annual reports, and investor presentations; information made available to and reviewed by the CODM; and information available to analysts, including third-party point of sale data. As a result of this assessment, we concluded that the determining factor for analysis of our financial performance and for allocation of resources was our major product lines: liquid refreshment beverages (LRB or “cold” beverages), K-Cup pods (“hot” beverages), and Appliances (brewing systems). Other types of revenue are not material to KDP and are aggregated in Other.

In assessing our major product lines, we considered whether further disaggregation of these product lines was appropriate. The majority of our products in our LRB portfolio do not significantly differ in the nature, amount, timing, and uncertainty of revenues and cash flows, and there are generally no significant differences in their availability across markets, customers, or sales channels. We therefore concluded that further disaggregation of the LRB portfolio is neither relevant nor useful to users of our financial statements. We reached the same conclusion with the products in our K-Cup pod portfolio and our Appliances portfolio. We note that as the disaggregation of revenue is presented by reportable segment, each major product line is ultimately further disaggregated by the U.S. and International geographical regions.

Form 8-K furnished October 26, 2023

Exhibit 99.1 Earnings Release
Non-GAAP Financial Measures, page 4

7.    Your disclosure indicates that the non-GAAP measures you present are adjusted gross profit, adjusted operating income, adjusted net income, adjusted diluted EPS, and free cash flow.  However, your reconciliations beginning on page A-6 also present adjusted amounts for cost of sales, gross margin, SG&A, other income income, net, operating margin, interest expense, loss on early extinguishment of debt, impairment of investments and note receivable, other (income) expense, net, income before provision for income taxes, provision (benefit) for income taxes, effective tax rate, EBITDA, Adjusted EBITDA, and Management Leverage Ratio.  Please revise to identify all non-GAAP measures and ensure the relevant disclosures of Item 10(e)(1)(i) are provided for each, including a statement why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Response:

The Company respectfully acknowledges the Staff’s comment. Presented below is the Company’s revised definition of non-GAAP measures, which will be included in future filings. The revisions are marked with underlines or strikethroughs to facilitate the Staff’s review.

NON-GAAP FINANCIAL MEASURES

This release includes certain non-GAAP financial measures including Adjusted gross profit, Adjusted gross margin, Adjusted income from operations ~~operating income~~, Adjusted operating margin, Adjusted interest expense, Adjusted income before provision for income taxes, Adjusted provision for income taxes, Adjusted effective tax rate, Adjusted net income attributable to KDP, Adjusted diluted EPS, all of which are ~~free cash flow and financial measures~~ presented on a constant currency basis, in addition to free cash flow, EBITDA, and adjusted EBITDA. ~~which~~ These financial measures differ from results using U.S. Generally Accepted Accounting Principles (GAAP). These non-GAAP financial measures should be considered as supplements to the GAAP reported measures, should not be considered replacements for, or superior to, the GAAP measures and may not be comparable to similarly named measures used by other companies.

The Company also intends to revise its Reconciliation of Certain Non-GAAP Information to focus on the non-GAAP measures the Company includes in its revised definition of Non-GAAP Financial Measures shown above. Please see Appendix A to this letter for an illustrative form of our revised Reconciliation of Certain Non-GAAP Information for the third quarters ended September 30, 2023 and 2022. Further, the Company confirms that it intends to provide a statement as to why management believes the presentation of each non-GAAP financial measure provides useful information to investors in future filings.

Reconciliation of Certain Non-GAAP Information, page A-8

8.    We note that on pages A-8 and A-12, you disclose adjusted income from operations by segment, which is reconciled to the reported income from operations segment measure, by presenting a column titled “Items Affecting Comparability.”  However, we also note that although you detail the amounts included in Items Affecting Comparability earlier in the press release on a consolidated basis, you have not provided detail of these adjustments for each segment.  For segments that have a material amount of items affecting comparability, please revise future filings to include detail of the nature and amount of these adjustments.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company intends to include a detail of the “Items Affecting Comparability” for each segment and our unallocated corporate costs in future filings. Please see Appendix B to this letter for an illustrative form of our revised non-GAAP presentation for the third quarters ended September 30, 2023 and 2022.

Reconciliation of Adjusted EBITDA and Management Leverage Ratio, page A-13

9.    Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization.  Either remove the Other (income) expense from your calculation of EBITDA or revise to include the adjustment in your Adjusted EBITDA calculation instead.  Refer to Question 103.01 of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company intends to exclude Other (income) expense from its calculation of EBITDA to the extent EBITDA is presented in future filings.

* * * * *
If you should have any questions or comments, please contact the undersigned at (781) 418-7626 or by e-mail at Sudhanshu.Priyadarshi@kdrp.com or Anthony Shoemaker at (972) 673-7532 or by e-mail at Anthony.Shoemaker@kdrp.com.

Keurig Dr Pepper Inc.
/s/ Sudhanshu Priyadarshi

Sudhanshu Priyadarshi
Chief Financial Officer

cc:    Mr. Anthony Shoemaker, Chief Legal Officer, General Counsel and Secretary

Michael J. Zeidel
Skadden, Arps, Slate, Meagher & Flom LLP

Appendix A
KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN NON-GAAP INFORMATION
(UNAUDITED)

	Gross profit	Gross margin	Income from operations	Operating margin
For the Third Quarter of 2023
Reported	$2,111	55.5%	$896	23.5%
Items Affecting Comparability:
Mark to market	(13)		(34)
Amortization of intangibles	—		34
Stock compensation	—		4
Restructuring - 2023 CEO Succession and Associated Realignment	—		27
Productivity	25		52
Impairment of intangible assets	—		2
Non-routine legal matters	—		2
Transaction costs	—		1
Adjusted	$2,123	55.8%	$984	25.9%
Impact of foreign currency		—%		—%
Constant currency adjusted		55.8%		25.9%

For the Third Quarter of 2022
Reported	$1,901	52.5%	$394	10.9%
Items Affecting Comparability:
Mark to market	51		106
Amortization of intangibles	—		33
Stock compensation	—		5
Restructuring and integration costs - DPS Merger	—		33
Productivity	30		57
Impairment of intangible assets	—		311
Non-routine legal matters	—		2
COVID-19	3		5
Foundational projects	—		1
Adjusted	$1,985	54.8%	$947	26.1%
A-1

Appendix A
KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN NON-GAAP INFORMATION
(UNAUDITED)

	Interest expense	Income before provision for income taxes	Provision for income taxes	Effective tax rate	Net income attributable to KDP	Diluted earnings per share
For the Third Quarter of 2023
Reported	$237	$664	$146	22.0%	$518	$0.37
Items Affecting Comparability:
Mark to market	(114)	82	20		62	0.04
Amortization of intangibles	—	34	9		25	0.02
Amortization of fair value debt adjustment	(5)	5	1		4	—
Stock compensation	—	4	3		1	—
Restructuring - 2023 CEO Succession and Associated Realignment	—	27	6		21	0.01
Productivity	—	52	12		40	0.03
Impairment of intangible assets	—	2	—		2	—
Non-routine legal matters	—	2	—		2	—
Transaction costs	—	1	—		1	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	—	3		(3)	—
Adjusted	$118	$873	$200	22.9%	$673	$0.48
Impact of foreign currency				(0.2)%
Constant currency adjusted				22.7%

For the Third Quarter of 2022
Reported	$207	$183	$4	2.2%	$180	$0.13
Items Affecting Comparability:
Mark to market	(113)	217	54		163	0.11
Amortization of intangibles	—	33	8		25	0.02
Amortization of fair value of debt adjustment	(5)	5	1		4	—
Stock compensation	—	5	2		3	—
Restructuring and integration costs - DPS Merger	—	33	8		25	0.02
Productivity	—	57	10		47	0.03
Impairment of intangible assets	—	311	77		234	0.16
Non-routine legal matters	—	2	—		2	—
COVID-19	—	5	1		4	—
Foundational projects	—	1	1		—	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	—	31		(31)	(0.02)
Adjusted	$89	$852	$197	23.1%	$656	$0.46

Change - adjusted	32.6%				2.6%	4.3%
Impact of foreign currency	—%				(0.8)%	—%
Change - constant currency adjusted	32.6%				1.8%	4.3%
Diluted earnings per common share may not foot due to rounding.
A-2

Appendix B
KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN FINANCIAL MEASURES BY SEGMENT TO CONSTANT CURRENCY
ADJUSTED FINANCIAL MEASURES BY SEGMENT
(UNAUDITED)

	U.S. Refreshment Beverages	U.S. Coffee	International	Unallocated corporate costs	Total
For the Third Quarter of 2023
Reported - Income from Operations	$676	$293	$139	$(212)	$896
Items Affecting Comparability:
Mark to market	—	—	—	(34)	(34)
Amortization of intangibles	4	24	6	—	34
Stock compensation	—	—	—	4	4
Restructuring - 2023 CEO Succession and Associated Realignment	—	—	—	27	27
Productivity	13	16	—	23	52
Impairment of intangible assets	2	—	—	—	2
Non-routine legal matters	—	—	—	2	2
Transaction costs	—	—	—	1	1
Adjusted - Income from Operations	$695	$333	$145	$(189)	$984

Change - adjusted	6.1%	5.7%	39.4%	48.8%	3.9%
Impact of foreign currency	—%	—%	(7.7)%	—%	(0.8)%
Change - constant currency adjusted	6.1%	5.7%	31.7%	48.8%	3.1%

For the Third Quarter of 2022
Reported - Income from Operations	$322	$272	$97	$(297)	$394
Items Affecting Comparability:
Mark to market	—	—	2	104	106
Amortization of intangibles	5	25	3	—	33
Stock compensation	—	—	—	5	5
Restructuring and integration costs - DPS Merger	—	—	1	32	33
Productivity	15	16	—	26	57
Impairment of intangible assets	311	—	—	—	311
Non-routine legal matters	—	—	—	2	2
COVID-19	2	2	1	—	5
Foundational projects	—	—	—	1	1
Adjusted - Income from Operations	$655	$315	$104	$(127)	$947
B-1